Ms. Christine Davis	January 10, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iGate Corporation

Comment Letter, dated December 31, 2007

Regarding Form 10-K for the year ended December 31, 2006

Dear Ms. Davis:

This letter will confirm our conversation of January 7, 2008, extending the deadline for iGate Corporation’s response to the SEC Comment Letter dated December 31, 2007, regarding iGate Corporation’s Form 10-K for the year ended December 31, 2006. Due to the timing and year-end closing of our books and records, we have agreed to send our response letter by January 25, 2008. Thank you again.

Regards,

/s/ Michael Zugay
Michael Zugay
Chief Financial Officer, iGate Corporation